
Filed pursuant to Rule 497(a)
File No. 333-228959
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RESOURCES

Distribution Rates and the Yieldstreet Prism Fund, Explained

Yieldstreet | Staff



The Yieldstreet Prism Fund's current annualized distribution rate is 8%.[1] As you may be aware, this is different from quarterly interest payments paid from most of Yieldstreet's single asset class offerings. For more information, please view a detailed breakdown below of the distribution rate.

But, before we dive into the Yieldstreet Prism Fund's distribution rate, let's first take a closer look at distributions in general, what they are, and how they work.

What is a distribution?

Shareholders of a Closed-End Fund, such as the Yieldstreet Prism Fund, are typically paid distributions on a quarterly basis. Distributions are essentially amounts of money that are distributed to investors, paid out from the income generated from a fund. Distributions essentially work similarly to stock dividends.

What is the Yieldstreet Prism Fund distribution rate and policy?

The Yieldstreet Prism Fund's annualized distribution rate is currently 8%.[1] We've set the rate of payment with the goal of creating a predictable quarterly distribution. We call this the Yieldstreet

Prism Fund's distribution rate. Distributions for the Yieldstreet Prism Fund are expected to be made quarterly, subject to the authorization of the Fund's Board of Directors. It's important for investors to understand that the distribution rate is not the same as the yield that is offered to investors when investing in one of our single asset class offerings. The aim of the Yieldstreet Prism Fund is to provide its shareholders with a predictable distribution rate, but the rate may evolve either up or down over time.

But what if the Fund does not perform as expected?

Good question. Let's take a closer look at what that would mean. If the Fund did not earn enough interest in the prior quarter to support the declared distribution of 7%[1], the difference would be made up by a return of the shareholder's principal.

Here's an example:

Say the Fund earned 1.5% (6% annualized) in the prior quarter, net of fees. In the quarterly distribution, shareholders of the Fund would receive a 1.5% distribution and then, in addition, would have 0.5% of their principal returned to meet the predetermined 2% (8% annualized) distribution rate.

If my principal is returned do I still pay fees and expenses?

No. If your principal, or a portion of your principal, is returned you will not pay either the 1% Annual Management Fee[2] or the 0.5% Annual Administrative Fee[3] on the returned portion of your principal. Not being charged the fees on returned principal is known as a "non-destructive return of capital." At Yieldstreet, we don't believe an investor should have to pay to receive their return of capital.

What if the Fund earns more than the distribution rate?

In a scenario where the Fund earns greater than 8% annualized, net of fees, the excess would remain in the Fund. As a Closed-End Fund is required to distribute at least 90% of its earnings on an annual basis, the Fund may pay out a special dividend at the end of the year. As the Fund and its investments eventually terminate, the balance of the Fund will be distributed back to shareholders.


Invest in the Yieldstreet Prism Fund
Build a fixed-income portfolio—investing across multiple Yieldstreet asset classes with a single allocation.
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Can I reinvest my distributed dividends?

As mentioned above, the Fund will distribute dividends, as opposed to interest. Shareholders in the Yieldstreet Prism Fund will have the opportunity to compound their earnings by reinvesting

their dividends. This is known as a Distribution Reinvestment Plan (DRIP), which is a common practice for funds to offer. When a shareholder chooses to reinvest their distributions, the distribution payments are automatically used to purchase additional shares of the Yieldstreet Prism Fund. There are a few different reasons shareholders may want to reinvest their dividends:

It's free

Enrolling in the Distribution Reinvestment Plan for the Yieldstreet Prism Fund is free. When you reinvest your dividends with the Yieldstreet Prism Fund, the transaction is free. Shareholders are not charged a fee for reinvesting their dividends back into the Fund.

Your earnings compound

Just like compounding interest when it comes to your bank account, reinvesting your dividends allows your earnings to compound. In this situation, you are essentially earning 7%[1] from not only your initial principal, but also from your quarterly distributions. Finally, reinvesting your dividends enables you to potentially grow your wealth faster by decreasing cash drag in your investment portfolio.

Tax efficiency

Another reason shareholders might want to reinvest their dividends is tax efficiency. Due to its tax status, the Yieldstreet Prism Fund is not taxed at the corporate level, so only the investor's distributions are taxed. As a result, the investor avoids double taxation, which is common with corporate stocks. In addition, investing in the Fund with your Yieldstreet IRA will enable you to either defer (Traditional IRA) or avoid (Roth IRA) tax on these earnings. You can learn more about opening a Yieldstreet IRA here. And to learn more about Distribution Reinvestment Plans, please visit our article on DRIPs.

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:

What is the Yieldstreet Prism Fund?

What to Expect From the Yieldstreet Prism Fund

Yieldstreet Prism Fund investment strategy

Where the Yieldstreet Prism Fund fits in the fund landscape

What is Net Asset Value (NAV)?

Yieldstreet Prism Fund FAQs

What is a Distribution Reinvestment Plan (DRIP)?

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

1 Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

[2] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

[3] The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).

  

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[1] Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in significant losses.

[2] Represents a net estimated, unrealized annualized internal rate of return (IRR) of your portfolio and is based by reference to the effective distribution dates and amounts to and from the investments, as well as any outstanding principal and accrued and unpaid interest as of the current date, after deduction of management fees and all other expenses charged to the investments. [read more]

[3] "Annual interest" represents an annual target rate of interest and "term" represents the estimated term of the investment. Such target returns and estimated term are projections of the returns or term and may ultimately not be achieved. Actual returns and term may be materially different from such projections. These targeted returns and estimated term are based on the underlying agreement between the SPV and borrower or originator, as applicable.

[4] Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share.

[5] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[6] Represents the sum of the interest accrued in the statement period plus the interest paid in the statement period.

[7] The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC from July 1, 2015 through and including November 10th, 2020, after deduction of management fees and all other expenses charged to investments.

[8] Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund. Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

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300 Park Avenue 15th Floor, New York, NY 10022

844-943-5378

investments@yieldstreet.com



Yieldstreet Prism Fund is open to all investors, with a $5k minimum investment

Yieldstreet
Prism Fund

With a single investment, the Yieldstreet Prism Fund allows you to build a fixed-income portfolio, spread across multiple asset classes selected by Yieldstreet. Since the initial offering on March 11, 2020, the Fund has raised over $43 million. Currently, the Fund has holdings in six asset classes: Art, Commercial, Consumer, Legal, Real Estate, and is also invested in Corporate preferred bonds.

Distribution rate	Fund termination date[2]	Minimum investment
8%[1]	March 2024	$5k

Invest here

No offers will be made to or accepted from investors residing in or located in NE or ND at this time[6]

Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested[1]

Highlights

Your portfolio builder

With one allocation, you invest across multiple alternative asset classes, adding diversification to your overall investment portfolio.[7] See the Fund's top holdings.

Exclusive access

Yieldstreet strives to bring investors innovative and exclusive investing opportunities. Access to the Fund, which is focused on income generation, is available exclusively, at Yieldstreet.

Quarterly distributions

Distributions are expected to be made to investors quarterly, subject to the authorization of the Fund's Board of Directors. The first three distributions were paid in June, September, and December of 2020. The next distribution is expected to be paid on March 17, 2021.[1]

Option for limited liquidity

Beginning June 2021, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from existing investors, subject to approval by the Fund's Board of Directors and to certain limitations outlined in the Fund's prospectus.[3]

Distribution Reinvestment

Investors may opt in to automatically reinvest their cash distributions back into the Fund through our Dividend Reinvestment Program (DRIP) and may adjust this setting at any time in the settings of their Investments under *View portfolio*.

Transparent fee structure

No load or redemption fees. Management fees and expenses are only charged on invested assets. No fees are charged for money in the Fund that is not invested. See fee summary here.

Please note that the investment process for the Yieldstreet Prism Fund is different from that of other Yieldstreet offerings. There is a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Yieldstreet Wallet and invested in the Fund. For additional detail, see the "How to invest" section below.

Investment summary

Weighted average portfolio yield

As of December 1, 2020, the weighted average yield of the Fund's assets, excluding cash and cash equivalents, was 10.20%. The weighted average yield was determined by computing the average yield on the Fund's investment portfolio, excluding cash and cash equivalents, weighted for the size of each portfolio investment.

Schedule

Cash distribution schedule:	Quarterly
Fund termination date:[2]	March 2024
Anticipated repurchase offers schedule:[3]	Quarterly

Fee summary

Get to know the Fund: Webinar recording



Fee summary

Annual management fee:[4]	1.0%
Maximum annual administrative expense:[5]	0.5%
Annual leverage expense:[8]	-
Total fees:	1.5%

Management fees and administrative expenses are paid by the Fund and are not deducted from distributions.

Structure

Tax document:	1099-DIV
Fund structure:	Closed-end fund

Fund Prospectus - What risks and other information should I consider?

To familiarize yourself with the details of the Yieldstreet Prism Fund and the risks associated therewith, prior to investing, we strongly suggest that you carefully review the Prospectus in full, including the risk factors section.

Download Prospectus

How will the Fund's assets be allocated?

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve this objective, the Fund allocates its assets with a focus on income, seeking asset-backed and cash-flow backed opportunities across asset classes.

A detailed overview of the investment strategy of the Fund can be viewed here.

Below is a snapshot of some of the current holdings of the Fund.

Art

The investment, originated by Athena Art Finance Corp., an affiliate of Yieldstreet, is secured by a diversified pool of fifteen blue-chip artworks. The investment has a minimum coupon of 8.25% per annum over a term of 36 months. In October, the Fund increased its original participation of $4.175M to $4.57M in order to finance the purchase of two new pieces of artwork collateral added to the pool.

Real Estate

The investment, originated by iBorrow, is secured by a newly-built co-living apartment property in Hollywood, California. The Fund's participation pays a coupon of 8.75% per annum (net of servicing fees to iBorrow) over a term of 24 months.

Legal

The investment, in a legal finance fund that invests in both individual and pools of legal finance transactions, has a fixed coupon of 14% per annum, and will be entitled to additional interest if the legal finance fund's net returns, after repayment in full of principal, exceed 14%. In October, the Fund increased its original participation by $500,000.

Commercial

The investment, originated by a firm that provides credit facilities to specialty finance companies, is a $475,000 participation in the sub-senior tranche of an $85M senior secured credit facility to a provider of merchant cash advances. This investment

Commercial (repaid in full)

The investment is a secured note with a first mortgage on a model home. The model home was built by one of the oldest franchisees of one of the largest independently owned and operated homebuilding companies in the United

Commercial

The investment, originated by Align Business Finance, is a 50% participation interest in the current outstanding principal balance of an approximately $6M equipment loan to a company that owns and operates roughly 3,000 acres of fruit tree orchards has a fixed coupon of 13.5% per annum over a term of 48 months, subject to extension.

States. The secured note is interest only, with an interest rate equal to 8.99% per annum over a term of 17 months.

and several facilities across CA, OR, and WA. The investment has a target interest rate of 10% per annum over a term of 21 months.

Commercial

This investment, originated by Align Business Finance, is a 50% participation interest in an equipment lease with an initial base value of approximately $4M and was provided to a Texas-based freight brokerage company offering transportation services including truckload, less than truckload, and intermodal services. The investment has a target interest rate of 10% per annum over a term of 34 months.

Consumer

The investment is a $1.45M assignment of the funded portion of a subordinated promissory note in a secured revolving credit facility of up to $165M. The facility is secured by a diversified pool of consumer loans. The subordinated promissory note is subordinated to a senior promissory note. The investment has a fixed coupon with a targeted rate of 12%. The initial term is 15 months (interest-only draw period), followed by up to 24 months of amortization. The initial term is subject to extension.

Consumer

The investment is a $5M multi-tranche term loan facility to Luther Appliance and Furniture Sales Acquisition, an online retailer of furniture, electronics, appliances and vacations that focuses on consumers who pay for their purchases under retail installment contracts. The company was acquired by a group of private investors in October of 2019. The new owners have made significant upgrades to the online sales portal. The investment has a target interest rate of 12% per annum (comprised of 10% per annum interest plus a 2% per annum management fee) and an initial term of 36 months.

The Fund's top 5 holdings

(as of 11/30/20)

Asset class	Value	Yield	% of Fund
Art	4,570,000	8.25%	11.27%
Consumer	4,000,000	13.00%	9.86%
Legal	3,300,000	14.00%	8.13%
Real Estate	3,000,000	8.75%	7.40%
Consumer	3,000,000	12.00%	7.40%

Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.

How to invest

Step 1

Prepare your account

In order to invest in the Yieldstreet Prism Fund, your investor account setup must be complete on Yieldstreet's website. We highly recommend pre-funding your Yieldstreet Wallet, as this helps to ensure a seamless investing process.

Step 2

Submit your Investment

Submit your desired allocation for the Yieldstreet Prism Fund. Funds will be pulled from your Yieldstreet Wallet a few days later. At times, we may temporarily stop taking in new investments. When this happens, you can expect it to reopen within a few days.

Step 3

Your investment becomes active

Once investor funds are pulled from the Yieldstreet Wallet, it takes approximately two business days for investments to be made in the Fund and for your investment to officially become active.

Invest in the Yieldstreet Prism Fund today

Investments will be accepted here

Resources

Prospectus

Yieldstreet Prism Fund FAQ

Investment Strategy

Documents

Distribution Notice 19(a)1 for December 2020
Distribution Notice 19(a)1 for September 2020
Distribution Notice 19(a)1 for June 2020
Holdings as of September 30, 2020
Holdings as of June 30, 2020
Holdings as of March 31, 2020

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of the weighted average number of shares outstanding [read more]

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) [read more]

6 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

7 The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product.

8 As a result of the continued change in market conditions, and our current investment strategy, we do not intend to use any leverage for our portfolio Investments for the next twelve (12) months following August 6, 2020, as documented in the Prospectus.

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300 Park Ave, 15th Floor, New York, NY 10022 844-943-5378 investments@yieldstreetprismfund.com

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Yieldstreet Prism Fund is open to all investors, with a $5k minimum investment

Yieldstreet Prism Fund has holdings in 6 asset classes - see Holdings here

1,668 unique investors already invested in the Yieldstreet Prism Fund

As of December 1, 2020, the weighted average yield of our assets, excluding cash and cash equivalents, was 10.20%

Distribution Rate

Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020.[1] To date, three distributions of $0.175 per share have been made in June, September, and December of 2020[1]. For more details, you can access our distribution rate article here.

Minimum may be reduced to $1,000 in certain circumstances. Investors should review the current minimum when submitting their investment.

Fund > Multi-asset

Yieldstreet Prism Fund



With a single investment, the Yieldstreet Prism Fund allows you to build a fixed-income portfolio, spread across multiple asset classes selected by Yieldstreet. Since the initial offering on March 11, 2020, the Fund has raised over $43 million. Currently, the Fund has holdings in six asset classes: Art, Commercial, Consumer, Legal, and Real Estate, and is also invested in Corporate preferred bonds.

No offers will be made in or accepted from NE or ND at this time 4

8%
Distribution rate 1

40 mo.
Fund termination date 2
Option for limited liquidity approximately June 2021 3

8%
Remaining
$3.81M of $45.5M

Invest

$5,000 - $250,000 investment

Account Action Required

Learn more about Yieldstreet Prism Fund at YieldstreetPrismFund.com (Opens in a new window)

Access the Prism Fund Prospectus and other important information on our Yieldstreet Prism Fund microsite.

Learn More

1 Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

4 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.



What is the distribution rate of the Yieldstreet Prism Fund and termination date?

The Fund's current annualized distribution rate is 8%.[1]

Distributions are expected to be made quarterly, subject to the authorization of the Fund's Board of Directors. The first distribution was paid on June 12, 2020.

The Fund's termination date is March 2024.[2]

Does the Fund offer me any liquidity?

In addition to the expected quarterly distributions, there may be the potential for optional liquidity starting around June 2021.[3]

Will you stop launching individual offerings?

Yieldstreet has not stopped launching individual offerings and has no intention of doing so. The Yieldstreet Prism Fund was created to be offered in addition to traditional Yieldstreet offerings, not as a replacement.

It's important to understand the difference between single asset class offerings that exist on the Yieldstreet platform versus the Yieldstreet Prism Fund. In the case of the Fund, unlike single offerings that are only invested in one alternative asset class, the Yieldstreet Prism Fund has holdings in numerous alternative asset classes. This allows investors the ability to provide their portfolio with exposure to a number of asset classes while placing just a single allocation.

Am I able to invest in the Fund with an IRA?

Yes. The Yieldstreet IRA is designed to make it easy for you to invest in the Yieldstreet Prism Fund. Once your Yieldstreet IRA has been set up and your Yieldstreet Wallet has been funded, you can start investing in the Fund.

Do I need to be an accredited investor to invest in the Prism Fund?

No. The Yieldstreet Prism Fund is open to all investors, regardless of net worth or accreditation status. This means that to invest in the Yieldstreet Prism Fund, you do not need to be an accredited investor or have your accreditation documentation verified. You do, however, need to be an accredited investor to invest in single asset class offerings on the Yieldstreet platform. You can read more about who can invest in the Yieldstreet Prism Fund here.

I keep seeing the term "prospectus," what does this mean?

A prospectus is a document that contains information regarding an investment product that is being offered to the public. A prospectus is filed with the SEC and is intended to help investors make well-informed decisions. In the case of the YieldStreet Prism Fund it describes, among other things, the Adviser, its investment strategy, and the risks associated with investing in the types of investments that fall within that strategy. Investors should read the Yieldstreet Prism Fund prospectus carefully to understand the terms and conditions of investing in the Fund.

In what asset classes does the Fund invest?

As of November 30, 2020, the Fund held assets in the Art, Commercial, Consumer, Legal, and Real Estate asset classes, as well as corporate preferred bonds.

If I invest in the Fund, am I able to then invest in other Yieldstreet offerings?

This depends on your accreditation status as an investor. If you are an accredited investor you have the ability to invest in single asset class offerings on the Yieldstreet platform. However, if you are a non-accredited investor (do not have accreditation status) then you are currently only able to invest in the Yieldstreet Prism Fund. You can learn more about accreditation status here.

What is a Distribution Reinvestment Plan (DRIP)?

Distribution reinvestment plans, or DRIPs are programs that allow investors to automatically reinvest distributions back into an underlying investment. Instead of receiving the recurring payments, the cash immediately goes back into the Fund and is added to their initial principal. DRIPs allow investors to harness the power of compounding interest. You can read more about DRIPs here.

What is Net Asset Value (NAV)?

Net Asset Value (NAV) is the per-share value of a fund's assets, minus its liabilities. The Yieldstreet Prism Fund uses NAV to determine the per-share value of the Fund's shares. NAV is determined by dividing the difference between the Fund's total assets and liabilities by the number of shares outstanding.

The formula for NAV is:
NAV = (Assets – Liabilities) / Total number of outstanding shares

For the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis, as well as each time the Fund accepts shareholder subscriptions and issues new shares.[4]

I'm a non-accredited investor, can I invest in the Fund?

Yes. Non-accredited investors are able to invest in the Yieldstreet Prism Fund regardless of their income or net worth. You do not need to submit any documentation to verify your accredited status in order to invest in the Fund. You can read more about who can invest in the Yieldstreet Prism Fund here.

Are there fees and expenses associated with the Fund?

The following fees and expenses are associated with the Yieldstreet Prism Fund, which will ultimately reduce the funds available for distributions to you as investors:

- Annual Management Fee: 1.0% [5]
- Maximum Annual Administrative Expense: 0.5% [6]

Note, that if part of the assets remain in cash or cash equivalents, such as money market funds, you will not be charged management fees or administrative expenses on those assets. For example, if 80% of the net assets in the Fund are invested, then only 80% of your investment will incur these fees.

What are the risks of investing in our shares?

Investing in shares of the Fund involves a number of significant risks. As you know, no investment is guaranteed. In addition to the other information contained elsewhere in the prospectus, you should carefully consider the Risk Factors set forth in the prospectus before making an investment in the Fund's shares. If any of such events occur (as outlined in the prospectus) the Fund's business, financial condition, and results of operations could be materially and adversely affected. In such a case, the net asset value of the Fund's shares could decline, and you may lose all or part of your investment.

How am I notified of holdings within the Fund?

Holdings in the Fund are reported to regulators on a quarterly basis, within 60 days after the end of each quarter. This information will be available to investors, as well as through the prospectus supplement available for download here.

Is there a minimum initial investment required?

Yes. You must purchase a minimum amount to invest in the Fund, which is currently $5,000, although we may waive or increase or decrease this minimum permitted subscription amount from time to time at our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of shares of the Fund must be in amounts of at least $1,000, except for additional purchases pursuant to the Fund's distribution reinvestment plan (DRIP).

Do I have to establish a Yieldstreet Wallet in order to subscribe to shares in the Fund?

Yes. If you are investing in the Yieldstreet Prism Fund, in order to submit an allocation request you must establish a Yieldstreet Wallet from which funds will be withdrawn or you may deposit funds therein at such time.

Where can I find updated information about the Fund?

Depending on the type of update, information may be communicated via email or in the Portfolio section of our website. Updated information can also be found on yieldstreetprismfund.com.

How often will the offering be available for investment?

The Yieldstreet Prism Fund is open for new or additional investments on a regular basis.To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Are investors in all 50 US states able to invest?

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

If you would like to learn more about the Yieldstreet Prism Fund, plese see the following resources:

What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Who can invest in the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
What is a Distribution Reinvestment Plan (DRIP)?
Where the Yieldstreet Prism Fund fits in the fund landscape

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1] *Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.*

[2] *The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than March 2024. In the months leading up to March 2024, the Fund will opportunistically provide liquidity to the investors as it becomes available. It may take up to twelve months after the Fund's termination to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[3] *The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

[4] *We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value of each individual investment on a quarterly basis.*

[5] *The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters.*

[6] *The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*